From:	michael_farish@vanguard.com
Sent:	Friday, September 26, 2008 9:53 AM
To:	Sandoe, Christian T.
Subject:	Vanguard STAR Funds Interim Filing

Good morning Christian.

I just wanted to follow up on one of your comments we discussed this past Monday when Natalie Bej and I spoke with you regarding our Total International Stock Index Fund's interim filing involving the fund delayering. We did not include in our response letter back to you regarding the 485a filing but wanted to provide an explanation as to your question around a footnote in the Average Annual Total Return table where we note Luxembourg holding company taxes are included in MSCI EAFE returns.

Whenever an international MSCI Index is listed as a benchmark index, this footnote will reside in the table to alert the shareholder that the returns provided via MSCI have been adjusted using a standard (Luxembourg holding
companies) or average tax withholding measure. Also, for comparative purposes to the requirements noted in Item 2(c)(2)(iii), we're noting to the shareholder that these index returns do reflect deductions for taxes.

Mike Farish
Legal Administrator, Securities Regulation Vanguard Legal Department
Phone: 610-503-7040, Internal (x37040)
Michael_Farish@vanguard.com